Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Second-Quarter 2007 Results

Revenues increase 11%; organic revenue up 6%

Operating profit grows 15%; operating profit margin increases in all segments

Diluted EPS increases to $0.58, from $0.26 a year ago

Proposed acquisition of Reuters progressing

(All amounts are in U.S. dollars)

STAMFORD, Conn., July 26, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading providers of electronic solutions, software and services to business and professional customers, today reported that revenues for the second quarter of 2007 increased 11%, to $1.8 billion, and operating profit increased 15%, to $355 million.  Diluted earnings per share increased to $0.58 in the second quarter, from $0.26 in the year-ago period.

“We took significant strategic steps this quarter to strengthen Thomson’s position for the long term, while driving the business and achieving strong financial results,” said Richard J. Harrington, Thomson President and Chief Executive Officer.  “We announced our intention to acquire Reuters, seizing the opportunity to strengthen our position as the premier information provider to professionals in the commercial centers of the world, and we signed agreements to sell the bulk of our Thomson Learning assets for proceeds of approximately $8.5 billion.  We are very pleased with the steps we’ve taken and the opportunity they present to enhance the growth profile of Thomson and create significant value for shareholders.

“Moreover, we continued to drive our business forward in the quarter.  Our financial performance reflects our successful strategy to build essential workflow solutions for our business and professional customers, and our ability to leverage technology platforms across the company to drive growth and profitability.

“Building on a solid start to the year, the business continued to gain momentum in the second quarter.  We achieved solid growth in revenues, operating profit, margins, and earnings.  Organic revenue was up 6%, led by our Legal and Tax & Accounting business segments.

 “We also continued to make significant progress driving operational efficiencies throughout our company, resulting in a 15% increase in operating profit.  Our success was reflected in substantial increases in operating profit margins in each of our business segments, which included the benefits of our THOMSONplus initiatives.  THOMSONplus remains on track to generate run-rate savings of $150 million by the end of 2008,” said Mr. Harrington.

Proposed Acquisition of Reuters Group PLC

In May 2007, Thomson and Reuters announced that they had signed a definitive agreement to combine the two companies.  The combined business, to be named Thomson-Reuters, will create a global leader in electronic information services, trading systems and news.

“Thomson’s proposed acquisition of Reuters represents the fulfillment of our long-held vision to become the information provider of choice to the world’s professionals,” said Mr. Harrington.  “Thomson-Reuters will be a compelling combination of two strong businesses that will create a next-generation global information and media company.  Shareholders of both companies will benefit from a strong management team with years of industry experience and a global workforce with vast customer knowledge.  Thomson-Reuters will be a leader in the information services industry and will raise the game of all players in our diverse markets, helping to propel the industry forward.”

The U.S. Department of Justice, the European Commission and the Canadian Competition Bureau will be reviewing the transaction.  In addition, Thomson and Reuters have made, and will be making, filings with antitrust/competition authorities in other jurisdictions around the world.

•                  In the United States, given the dual listed company structure of the proposed combination of Thomson and Reuters, the transaction is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  However, as is common for a transaction of this size, the Department of Justice is conducting a review of the deal that Thomson expects will be conducted similarly to a Hart-Scott-Rodino review.

•                  In the European Union and Canada, the proposed combination is subject to the customary antitrust/competition review process.  Thomson and Reuters are currently in pre-filing discussions with the European Commission. The two companies currently plan to file a Form CO in September. Thomson and Reuters will also be submitting merger notification filings to the Canadian Competition Bureau.

“Given the complementary nature of the two companies’ businesses and the highly competitive nature of the financial information services industry, we remain confident that the transaction will be approved,” Mr. Harrington said.  “Upon completion of the transaction, Thomson-Reuters will be well positioned to capitalize on the positive trends driving growth in our markets.  The combined business will also benefit from significantly greater global diversification and a broader and more deeply integrated product mix.  We are confident this combination will equip us to meet our customers’ growing needs in an expanding and dynamic worldwide market translating into faster growth and higher profitability.

“Our conversations with regulatory authorities are proceeding as expected,” concluded Mr. Harrington.

Thomson and Reuters will also submit the proposed transaction to their respective shareholders for approval and will apply for requisite court approvals in Ontario, Canada and England.

Consolidated Second-Quarter Financial Highlights

•                  Revenues increased 11%, to $1.8 billion, led by strong growth in the Legal and Tax & Accounting business segments.  Organic growth was 6%, with each segment contributing to the increase.

•                  Operating profit increased 15%, to $355 million, and the related margin increased to 19.6%, compared with 18.9% in the prior-year period. These increases were the result of strong operating performance, and included $27 million of investments related to THOMSONplus initiatives and costs of $2 million related to the proposed Reuters transaction. Excluding THOMSONplus and Reuters transaction-related costs, operating profit increased 20% and operating profit margin increased 160 basis points, to 21.2%.

•                  Earnings attributable to common shares were $375 million, or $0.58 diluted earnings per share, compared with $171 million, or $0.26 diluted earnings per share, in the second quarter of 2006.  Earnings in the second quarter of 2007 included a one-time tax benefit of $14 million.  After adjusting for this tax benefit, as well as other income, results of discontinued operations, costs related to the proposed Reuters transaction, and the normalization of the tax rate, earnings were $254 million, or $0.39 per share, compared to $210 million, or $0.33 per share, in the second quarter of 2006.

•                  Net cash provided by operations was $443 million, compared with $467 million in the second quarter of 2006.  Free cash flow was $226 million, compared to $315 million a year ago.  The decline primarily resulted from higher net cash outflows from discontinued operations due to the timing of and costs related to the disposals.

Second-Quarter Operational Highlights

•                  In the second quarter, Thomson announced it had entered into definitive agreements to sell Thomson Learning’s higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners.  Thomson completed the sale for proceeds of approximately $7.75 billion on July 5, 2007.  The sale proceeds will be reflected in the company’s third quarter financial results.

•                  Thomson also completed the sale of NETg to SkillSoft PLC for approximately $270 million in cash in the quarter.

•                  Earlier this month, Thomson announced an agreement to sell Prometric to ETS for $435 million, subject to certain adjustments.  Thomson expects this final portion of the Thomson Learning sale process to close in the third quarter of 2007.

•                  THOMSONplus reached annualized run-rate savings of $65 million at the end of the second quarter of 2007 and is on track to generate total annual run-rate savings of approximately $150 million by year-end 2008.

•                  Approximately 84% of Thomson’s revenues were derived from electronic solutions, software and services that grew at a double-digit rate, and more than 80% of Thomson revenues were recurring in nature.

Second-Quarter Business Segment Highlights

Legal

•                  Revenues increased 9%, to $857 million.  Organic revenue growth was 6%, acquisitions added 2%, and foreign exchange contributed 1%.

•                  Organic revenue was driven by continued strong online growth.  Westlaw continued to drive growth with another solid performance across all customer segments.  Revenues from the segment’s international online legal business grew at a double-digit rate.  FindLaw drove strong revenue increases in the software and services business.

•                  Segment operating profit grew 16%, to $297 million, and the related margin increased 190 basis points, to 34.7%, aided by strong revenue growth and continued success of efficiency initiatives.

Financial

•                  Revenues grew 8%, to $540 million.  Organic revenue growth was 4%, while acquisitions and foreign exchange each added 2%.

•                  Organic revenue growth was driven by the Corporate Services, Investment Banking and Investment Management business lines, as well as Omgeo and Enterprise Solutions.  Businesses in Europe and Asia continued to experience strong double-digit revenue growth in the quarter.

•                  TradeWeb’s revenue rose slightly for the quarter, impacted by lower trading volumes for U.S. Treasuries.

•                  Segment operating profit grew 15%, to $107 million, and the related margin increased 130 basis points, to 19.8%, aided by solid revenue growth.

Tax & Accounting

•                  Revenues increased 23%, to $155 million.  Organic revenues grew 15%, and growth from acquisitions was 8%.

•                  Organic revenue growth in the quarter continued to be driven by strong performances from Checkpoint and core software products targeted to accountants and corporations as a result of strong new sales and high retention rates, as well as higher transactional revenue.

•                  Segment operating profit grew 41%, to $31 million, as a result of the strong revenue performance and efficiency initiatives.  Operating profit margin grew by 250 basis points to 20.0%.

•                  It is important to note that sales and profits for this business segment have historically been heavily weighted to the fourth quarter.

Scientific

•                  Revenues grew 6%, to $162 million.  Organic revenues contributed 1%, acquisitions added 3%, and foreign exchange added an additional 2%.

•                  Strong performances from Scientific’s information solutions and services, including Web of Knowledge, Web of Science and corporate solutions, continued to drive growth in the quarter.  Last year’s acquisition of ScholarOne also contributed to Scientific’s growth.  However, revenue growth was partially offset by declines in legacy products, including print and CD offerings and online.

•                  Segment operating profit grew 15%, to $45 million, and the related margin grew 230 basis points, to 27.8%, as a result of revenue growth and efficiency initiatives.

Healthcare

•                  Revenues increased 43%, to $100 million.  Revenues from acquisitions contributed 38% in the quarter and organic revenues grew 5%.

•                  Revenue growth continued to be driven by Solucient, which further strengthened Thomson’s management decision support products for hospitals, as well as timing related to the shipment of a supplement release for PDR.

•                  Segment operating profit increased 50%, to $9 million, with operating profit margin increasing 40 basis points, to 9.0%.

•                  The second-quarter performance of the Healthcare segment is not indicative of its anticipated full-year results, as approximately 40% of the segment’s revenues and over 70% of its operating profit have historically been generated in the fourth quarter.

Corporate and Other

Corporate and Other expenses in the second quarter of 2007 increased $22 million, to $72 million, compared with $50 million in the prior-year period.  The increase was primarily due to $27 million of THOMSONplus-related costs, compared to $12 million a year ago, as well as $2 million of costs related to the proposed Reuters transaction.

Discontinued Operations

The former Thomson Learning businesses accounted for the majority of results in Discontinued Operations.  Discontinued Operations also includes results of certain businesses sold or held for sale, which were formerly managed in Thomson’s Legal and Healthcare segments.

Consolidated Financial Highlights for Six-Months 2007

•                  Revenues increased 11%, to $3.5 billion, fueled by 6% organic growth.

•                  Operating profit increased 12%, to $581 million, driven by strong improvements in all segments.  Excluding THOMSONplus and Reuters transaction-related costs for the six month period, operating profit increased 20%.

•                  Earnings attributable to common shares were $598 million, or $0.93 diluted earnings per share, in the first six months of 2007, compared with $307 million, or $0.47 diluted earnings per share, in the prior-year period.  Earnings included $49 million in tax benefits.  After adjusting for the tax benefits, as well as other income, results of discontinued operations, costs related to the proposed Reuters transaction, and the normalization of the tax rate, earnings were $399 million, or $0.62 per share, compared to $341 million, or $0.53 per share, in the first six months of 2006.

•                  Net cash provided by operations of $730 million was generated by the company, compared to $696 million in the previous year period. Free cash flow was $363 million, versus $425 million in the first six months of 2006.  The decline primarily resulted from higher net cash outflows from discontinued operations due to the timing of and costs related to the disposals.

Dividend

The Board of Directors declared a quarterly dividend of $0.245 per common share payable on September 17, 2007 to holders of record as of August 23, 2007.

Share Repurchase Program

During the second quarter of 2007, Thomson renewed its share repurchase program for an additional 12-month period that runs from May 7, 2007 through May 6, 2008.  Under the current program, Thomson may repurchase up to 15 million of its common shares (representing approximately 2.3% of its issued and outstanding shares as of April 24, 2007).  Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange.  Thomson has not repurchased any shares under the current bid and suspended repurchases in May 2007 as a result of the company’s proposed combination with Reuters Group PLC.  Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors.  Since beginning share repurchases in May 2005, Thomson has purchased approximately 19.7 million common shares for a total cost of approximately $744 million.  As of close of business on July 24, 2007, Thomson had 640,414,573 issued and outstanding common shares.  Thomson may elect to suspend or discontinue the bid at any time.  Shares repurchased under the program will be cancelled.

Business Outlook

The following represents the company’s current business outlook for 2007.  In light of the company’s proposed combination with Reuters and UK disclosure requirements associated with providing profit-related forecasts at this time, Thomson will no longer issue or affirm operating profit margin guidance until the closing of the acquisition of Reuters, other than if required in the circular to be distributed to Reuters shareholders in connection with the transaction.

•                  Revenue growth is expected to be at the high end of the company’s long-term target range of 7%-9%.

•                  Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning sale proceeds.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of second-quarter results beginning at 8:30 am ET today.  To participate in the webcast, please visit www.thomson.com and click the “Investor Relations” link located at the top of the page.

Statements that relate to potential earnings enhancements in this news release should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period.  No statement in this news release is intended to constitute a profit forecast.

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars.  When applicable, prior periods are restated for discontinued operations.

This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow.  We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position.  These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP.  Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters and the section under the heading “Business Outlook” includes forward-looking statements, such as the Corporation’s beliefs and expectations regarding its financial performance in 2007.  These statements are based on certain assumptions and reflect the Corporation’s current expectations.  Forward-looking statements also include statements about the Corporation’s beliefs and expectations related to its ability to deliver continued growth and profitability, its enhancement of the Corporation’s growth profile and creation of shareholder value through recent transactions, its anticipated run-rate savings related to THOMSONplus, its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and that the combined business will deliver faster growth and higher profitability.  While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy.  Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F.  In preparing its Business Outlook, the Corporation’s material assumptions were that worldwide macroeconomic conditions would be unchanged in 2007 relative to 2006 and a portion of its anticipated 2007 revenue growth would come from tactical acquisitions made during the year. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States.  For further information about the public reference room, call the SEC at +1 800 732 0330.

Consolidated Statement of Earnings

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues	1,810	1,629	3,477	3,134
Cost of sales, selling, marketing, general and administrative expenses	(1,276)	(1,153)	(2,541)	(2,284)
Depreciation	(117)	(109)	(232)	(214)
Amortization	(62)	(59)	(123)	(119)
Operating profit	355	308	581	517
Net other income	6	3	12	41
Net interest expense and other financing costs	(51)	(56)	(104)	(108)
Income taxes	(46)	(57)	(15)	(47)
Earnings from continuing operations	264	198	474	403
Earnings (loss) from discontinued operations, net of tax	113	(25)	127	(93)
Net earnings	377	173	601	310
Dividends declared on preference shares	(2)	(2)	(3)	(3)
Earnings attributable to common shares	375	171	598	307

Basic earnings per common share	$0.59	$0.27	$0.93	$0.48

Diluted earnings per common share	$0.58	$0.26	$0.93	$0.47

Basic weighted average common shares	640,884,903	644,527,545	640,978,139	646,330,492
Diluted weighted average common shares	644,161,588	645,802,478	644,004,845	647,407,890

Reconciliation of Earnings Attributable to Common Shares to

Adjusted Earnings from Continuing Operations(1)

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Earnings attributable to common shares	375	171	598	307
Adjustments:
One-time items:
Net other income	(6)	(3)	(12)	(41)
Reuters transaction costs	2	—	2	—
Tax on above item	(1)	—	(1)	(1)
Tax benefits	(14)	(2)	(49)	(11)
Interim period effective tax rate normalization(2)	11	19	(12)	(6)
Discontinued operations	(113)	25	(127)	93
Adjusted earnings from continuing operations	254	210	399	341
Adjusted diluted earnings per common share from continuing operations	$0.39	$0.33	$0.62	$0.53

Notes

(1)          Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability.  Thomson uses these measures to assist in comparisons from one period to another.  Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)          Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group.  Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions.  The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Consolidated Balance Sheet

(millions of U.S. dollars)

(unaudited)

	June 30, 2007	December 31, 2006

Assets
Cash and cash equivalents	422	334
Accounts receivable, net of allowances	1,269	1,362
Inventories	82	72
Prepaid expenses and other current assets	357	296
Deferred income taxes	153	153
Current assets of discontinued operations	798	1,048
Current assets	3,081	3,265

Computer hardware and other property, net	614	625
Computer software, net	674	647
Identifiable intangible assets, net	3,459	3,456
Goodwill	6,749	6,543
Other non-current assets	1,129	1,082
Non-current assets of discontinued operations	4,319	4,514
Total assets	20,025	20,132

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	210	333
Accounts payable and accruals	1,288	1,304
Deferred revenue	1,025	964
Current portion of long-term debt	656	264
Current liabilities of discontinued operations	486	874
Current liabilities	3,665	3,739

Long-term debt	3,375	3,681
Other non-current liabilities	835	785
Deferred income taxes	966	997
Non-current liabilities of discontinued operations	415	449
Total liabilities	9,256	9,651

Shareholders’ equity
Capital	2,874	2,799
Retained earnings	7,352	7,169
Accumulated other comprehensive income	543	513
Total shareholders’ equity	10,769	10,481
Total liabilities and shareholders’ equity	20,025	20,132

Consolidated Statement of Cash Flow

(millions of U.S. dollars, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Cash provided by (used in):
Operating activities
Net earnings	377	173	601	310
Remove (earnings) loss from discontinued operations	(113)	25	(127)	93
Add back (deduct) items not involving cash:
Depreciation	117	109	232	214
Amortization	62	59	123	119
Net gains on disposals of businesses and investments	(2)	(3)	(8)	(44)
Deferred income taxes	(19)	40	(61)	23
Other, net	71	45	135	109
Pension contributions	(2)	—	(3)	(5)
Changes in working capital and other items	7	5	(96)	(118)
Cash (used in) provided by operating activities – discontinued operations	(55)	14	(66)	(5)
Net cash provided by operating activities	443	467	730	696

Investing activities
Acquisitions	(29)	(80)	(183)	(212)
Proceeds from disposals	5	5	11	60
Capital expenditures, less proceeds from disposals	(142)	(94)	(240)	(160)
Other investing activities	(13)	(4)	(23)	(15)
Capital expenditures of discontinued operations	(58)	(45)	(95)	(83)
Other investing activities of discontinued operations	(2)	(7)	(6)	(10)
Proceeds from disposals of discontinued operations, net of income taxes paid	438	19	473	19
Acquisitions by discontinued operations	—	(3)	(54)	(6)
Net cash provided by (used in) investing activities	199	(209)	(117)	(407)

Financing activities
Repayments of debt	(20)	(21)	(20)	(73)
Net (repayments) borrowings under short-term loan facilities	(380)	(42)	(136)	156
Repurchase of common shares	(20)	(123)	(75)	(291)
Dividends paid on preference shares	(2)	(2)	(3)	(3)
Dividends paid on common shares	(153)	(138)	(306)	(277)
Other financing activities, net	5	7	15	16
Net cash used in financing activities	(570)	(319)	(525)	(472)
	72	(61)	88	(183)
Translation adjustments	—	—	—	—
Increase (decrease) in cash and cash equivalents	72	(61)	88	(183)
Cash and cash equivalents at beginning of period	350	285	334	407
Cash and cash equivalents at end of period	422	224	422	224

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net cash provided by operating activities	443	467	730	696
Capital expenditures	(142)	(94)	(240)	(160)
Other investing activities	(13)	(4)	(23)	(15)
Capital expenditures of discontinued operations	(58)	(45)	(95)	(83)
Other investing activities of discontinued operations	(2)	(7)	(6)	(10)
Dividends paid on preference shares	(2)	(2)	(3)	(3)
Free cash flow	226	315	363	425

(1) Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares.  Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

Business Segment Information*

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006	Change	2007	2006	Change
Revenues:
Legal	857	783	9%	1,602	1,459	10%
Financial	540	502	8%	1,067	989	8%
Tax & Accounting	155	126	23%	315	268	18%
Scientific	162	153	6%	311	292	7%
Healthcare	100	70	43%	192	135	42%
Intercompany eliminations	(4)	(5)		(10)	(9)
Total revenues	1,810	1,629	11%	3,477	3,134	11%

Operating Profit:
Segment operating profit
Legal	297	257	16%	504	434	16%
Financial	107	93	15%	202	172	17%
Tax & Accounting	31	22	41%	69	52	33%
Scientific	45	39	15%	79	67	18%
Healthcare	9	6	50%	13	10	30%
Corporate and other (1)	(72)	(50)		(163)	(99)
Total segment operating profit	417	367	14%	704	636	11%
Amortization	(62)	(59)		(123)	(119)
Operating profit	355	308	15%	581	517	12%

*Note

(1)          Corporate and Other includes THOMSONplus costs, corporate costs, Reuters transaction costs and certain costs associated with the company’s stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Legal	(52)	(47)	(100)	(90)
Financial	(44)	(46)	(90)	(90)
Tax & Accounting	(5)	(6)	(11)	(12)
Scientific	(7)	(4)	(14)	(10)
Healthcare	(6)	(4)	(11)	(8)
Corporate and Other	(3)	(2)	(6)	(4)
	(117)	(109)	(232)	(214)